June 18, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Todd Larsen, CEO
First Corporation
254-16 Midlake Boulevard
Calgary, AB T2X 2X7

RE: First Corporation
     Form SB-2, Amendment 15, filed June 8, 2007
     File No.: 333-122094

Dear Mr. Larsen:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Use of Proceeds, page 9

1. It appears that you will use part of the proceeds from this offering to repay the advances from officers and directors. The table should be revised to clearly reflect this. The actual use of the advanced funds should be included in a footnote to the table. Clearly state the amount that each individual will receive from the proceeds, as previously requested in comment two of our letter dated June 1, 2007. Clarify whether they will be paid first from any proceeds received. If so, provide clear disclosure of the associated risks and add a risk factor.

2. Please include in the amount included in the table any interest payable on the advances to the registrant from Mr. Larsen and Ms. Cousineau.

3. Revise your four statements on pages 10 and 11 that "the offering should provide adequate capital to fund the costs of the offering" in order to clarify whether or not you will use the proceeds of the offering to repay the $35,000 loan that Mr. Larsen and Ms. Cousineau <u>will</u> make to the registrant during the next six months. Please reconcile the disclosure in this regard throughout the prospectus.

   Please note that at the bottom of page 13 you have stated: "Mr. Larsen, our president and Ms. Cousineau, our secretary/treasurer, have verbally indicated that they will advance up to an additional $35,000 over the next six months to cover any additional funds necessary for us to proceed with this offering. These funds will be advanced to pay for the balance of the estimated offering costs of $34,000." Also, reconcile this amount with the amount allocated for offering costs in the table, which appears to be $32,000.

4. We note that there are no terms of repayment for the $35,000 advance or the $7,000 other than conversion to common stock. Clarify whether the proceeds of this offering may be used to re-pay these amounts. If not, it is unclear why the proceeds table includes allocations to the offering expenses, since these are to be paid from the $35,000 advance. We may have further comment.

<u>Certain Relationships and Related Transactions, page 43</u>

5. Please disclose in this section the $35,000 loan which Mr. Larsen and Ms. Cousineau <u>will</u> <u>make</u> to the registrant during the next six months. Item 404(a) of Regulation S-B requires that a "currently proposed transaction" be disclosed. Include any interest on the $35,000 loan, and also, on the already disclosed $20,000 and $7,000 loans from Mr. Larsen and Ms. Cousineau.

<u>Exhibits</u>

6. We note the Geophysical Report included as exhibit 99.3. Detailed maps and reports should not be included with the filing and should instead be provided supplementally. Please remove reference to this exhibit. We direct your attention to Industry Guide 7(b)(7).

<u>Closing Comments</u>

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas
        By facsimile to 305-531-1274